UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2013 and 2012,
Supplemental Schedules as of December 31, 2013
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	11

Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions for the Year Ended December 31, 2013	12

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Beloit Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Regal Beloit Corporation Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Regal Beloit Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013, and of delinquent participant contributions for the year ended December 31, 2013, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, Illinois
June 27, 2014

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments at fair value:
Money Market Funds	$471,572	$373,867
Mutual Funds	280,095,915	221,096,190
Collective Trust Fund	71,550,954	69,286,744
Investment in Regal Beloit Corporation Common Stock	22,100,224	24,141,401
Total investments	374,218,665	314,898,202

Receivables:
Employer contributions	1,883,872	2,547,441
Unico proceeds	1,914,831	—
Participant contributions	—	435,662
Notes receivable	6,898,765	6,287,648
Pending trades	45,729	—
Due from other Plans	—	19,273,640
Accrued interest and dividends	60,029	65,156
Total receivables	10,803,226	28,609,547

Total Assets	385,021,891	343,507,749

LIABILITIES:
Accrued administrative fees	3,100	3,100

Total Liabilities	3,100	3,100

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	385,018,791	343,504,649

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(579,264)	(1,953,169)

NET ASSETS AVAILABLE FOR BENEFITS	$384,439,527	$341,551,480

See notes to financial statements

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CONTRIBUTIONS:
Employer contributions	$8,200,827	$8,527,531
Unico proceeds	1,914,831	456,569
Participant contributions	16,020,241	15,613,149
Participant rollovers	960,238	858,534
Total contributions	27,096,137	25,455,783

INVESTMENT INCOME:
Net appreciation in fair value of investments	48,216,163	32,938,049
Interest and dividend income	4,920,876	4,610,994
Total investment income	53,137,039	37,549,043

DEDUCTIONS:
Benefits paid to participants	36,934,624	25,242,705
Administrative fees	410,505	325,235
Total deductions	37,345,129	25,567,940

NET INCREASE	42,888,047	37,436,886

Transfers/Mergers in from other Plans	—	19,280,549

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	341,551,480	284,834,045
End of year	$384,439,527	$341,551,480

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2012 the Milwaukee Gear Company Retirement and Savings Plan merged into the Plan; as a result of this merger $19,273,640 was transferred into the Plan on January 2, 2013.

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”).

Plan Administration -Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating non-union Regal Beloit Corporation employees and Bowling Green employees represented by Local 1076 I.B.E.W. receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% percent of the employee's deferral.

Employees who were previously participating in the Regal Beloit Corporation Value Added Plan and Deferred Compensation Plan receive an additional 2% contribution of their qualifying annual salary each year.

Employees who were participants of the Unico Inc. Employee Stock Ownership Plan are eligible to receive contributions based on the final purchase price and earn-out as agreed between Unico, Inc. and Regal Beloit Corporation.

Employees who participated in the RBC Manufacturing Corporation Salaried Employees' Pension Plan and had 10 or more years of vesting service but fewer than 20 years of vesting service receive an additional contribution of 1% of their qualifying annual salaries. Employees with 20 or more years of vesting service but fewer than 25 years of vesting service receive an additional contribution of 2% of their qualifying annual salaries.

For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant's deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant's deferral up to 6% of pretax annual eligible income. For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant's deferral up to 5% of pretax annual eligible income. Production employees of Hub City receive a Company match of 50% up to 6% of a participants deferral effective November 14, 2011. Union employees at the Mt. Sterling location receive a Company match of 25% up to 6% of a participant's deferral. Union employees at the Tipp City location receive a Company match of 50% up to 3% of a participant's deferral. Union employees at the Milwaukee Gear location receive a Company match of 90% up to 5% of a participant's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan. These participants are auto enrolled for a 3% payroll deferral. The deferral rates for participants who were auto enrolled increases by 1% each year until it reaches a maximum contribution of 6%, unless otherwise directed by the participant. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching and discretionary contributions are subject to a two year cliff vesting. For Wausau employees represented by Local 1791 I.B.E.W., Bowling Green employees represented by Local 1076 I.B.E.W., and production employees at Hub City Company contributions are subject to a three year cliff vesting. Union employees at the Mt. Sterling and Milwaukee Gear locations are subject to a vesting schedule of 40% after two years, 60% after three years, 80% after four years, and 100% after five years on Company contributions. Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting. EPC employees who are eligible for employer nonelective contributions were credited with years of vesting service with A.O. Smith Corporation. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2013 and 2012 forfeited nonvested accounts totaled $61,913 and $44,836, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2013 and 2012 were $232,199 and $217,436, respectively.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants are able to change their investment options in 1% increments, 12 times per quarter. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Notes Receivable - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 3.25% to 9.50% as of December 31, 2013 and December 31, 2012) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, a collective trust and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. The collective trust fund with underlying investments in benefit-responsive investment contracts is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The Wells Fargo Stable Return Fund is a stable value fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946 , Financial Statements - Investment Companies and FASB ASC 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). As required by generally accepted accounting principles, the statements of net assets available for benefits present the fair value of the interest in collective trust fund relating to fully benefit-responsive investment contracts and the adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2013 or December 31, 2012.

Administrative Expenses - The Plan pays all administrative expenses.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2013 and 2012. All investments are participant directed.

	2013	2012
Wells Fargo Stable Return Fund* **	$71,550,954	$69,286,744
Vanguard Wellington Fund	26,813,535	23,397,866
Fidelity Contrafund #22	26,318,191	19,393,393
Vanguard Institutional Index Fund	26,073,847	19,050,335
Vanguard Target Retirement 2015	23,862,945	20,583,894
Regal Beloit Corporation Common Stock*	22,100,224	24,141,401
Pimco Total Return Fund #35	N/A	22,327,686
*Represents a party-in-interest
**Contract value for the Wells Fargo Stable Return Fund was 70,971,690 and 67,333,575 for 2013 and 2012, respectively.

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012
Regal Beloit Corporation Common Stock*	$1,078,241	$7,681,372
Collective Trust Fund*	231,611	2,707,702
Mutual Funds	46,906,311	22,548,975
	$48,216,163	$32,938,049
*Represents a party-in-interest

4.	PLAN INVESTMENT CLASSIFICATIONS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. As required by the statement on Fair Value Measurements, at December 31, 2013 and December 31, 2012, the Plan's portfolio investments were classified as follows based on fair values:

	Assets Held Inside the Plan
	Fair Value Measurement Reporting
	December 31, 2013
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$209,429,311	$209,429,311	$—	$—
International equity funds	21,381,413	21,381,413	—	—
Fixed income funds	22,471,656	22,471,656		—
Balanced funds	26,813,535	26,813,535
Collective trust fund:
Fixed income fund	71,550,954	—	71,550,954	—
Regal Beloit Corporation Common Stock	22,100,224	22,100,224	—	—
Money market funds	471,572	—	471,572	—
Total	$374,218,665	$302,196,139	$72,022,526	$—

	Assets Held Inside the Plan
	Fair Value Measurement Reporting
	December 31, 2012
	Balance	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$153,668,819	$153,668,819	$—	$—
International equity funds	14,506,375	14,506,375	—	—
Fixed income funds	29,523,130	29,523,130		—
Balanced funds	23,397,866	23,397,866
Collective trust fund:
Fixed income fund	69,286,744	—	69,286,744	—
Regal Beloit Corporation Common Stock	24,141,401	24,141,401	—	—
Money market funds	373,867	—	373,867	—
Total	$314,898,202	$245,237,591	$69,660,611	$—

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2013
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund (a)	$71,550,954	$—	Immediate	None
	$71,550,954	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2012
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund (a)	$69,286,744	$—	Immediate	None
	$69,286,744	$—

(a)
This category includes an investment in the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in securities and intermediate-term dollar bonds to obtain a high level of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

5.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2013 and 2012, the Plan held 237,651 units and 272,242 units, respectively, of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 299,786 shares and 342,577 shares at December 31, 2013 and 2012, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short

Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2013 and 2012 was $255,629 and $276,533, respectively.

6.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on June 3, 2010. The Plan has been amended since receiving the determination letter. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust fund that are managed by Wells Fargo Institutional Retirement and Trust. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2013	2012
Total Net Assets Per Form 5500	$384,859,031	$343,435,091
Adjustments to fair value for interest in collective trust fund relating to fully benefit responsive contract	(579,264)	(1,953,169)
Defaulted Loans	162,860	72,658
Accrued Administrative Fees	(3,100)	(3,100)
Net Assets Per Statement of Net Assets Available for Benefits	$384,439,527	$341,551,480

	Year Ended
	2013	2012
Net Increase Per Form 5500	$41,423,940	$37,726,591
Defaulted Loans	90,202	13,595
Changes in adjustment between years in fair value to contract value for interest in collective trust fund relating to fully benefit responsive contract	1,373,905	(303,300)
Net Increase Per Statements of Changes in Net Assets Available for Benefits	$42,888,047	$37,436,886

SUPPLEMENTAL SCHEDULES
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Year Ended
December 31, 2013
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value
Wells Fargo Short Term Investment Fund*	Money Market	$471,572
Wells Fargo Stable Return Fund*	Collective Trust Fund	71,550,954
Regal Beloit Corporation Common Stock*	Common Stock	22,100,224
Vanguard Wellington FD	Mutual Fund	26,813,535
Fidelity Contrafund #22	Mutual Fund	26,318,191
Vanguard Institutional Index FD	Mutual Fund	26,073,847
Vanguard Target Retirement 2015 FD	Mutual Fund	23,862,945
Pimco Total Return Fund #35	Mutual Fund	18,776,863
Vanguard Target Retirement 2025 FD	Mutual Fund	17,913,339
Nuveen Dividend Value FD	Mutual Fund	17,530,081
Baron Growth FD	Mutual Fund	16,031,524
Goldman Sachs Mid Cap Value FD	Mutual Fund	14,587,406
Prudential Jennison Mid-Cap FD	Mutual Fund	13,471,303
Dodge & Cox International Stock FD	Mutual Fund	10,757,071
Vanguard Target Retirement 2020 FD	Mutual Fund	10,525,243
Vanguard Target Retirement 2035 FD	Mutual Fund	8,189,835
American Funds Europac Growth FD	Mutual Fund	7,526,251
Vanguard Target Retirement 2030 FD	Mutual Fund	6,801,324
Fidelity Low Priced Stock FD	Mutual Fund	6,559,054
Goldman Sachs Small Cap Value FD	Mutual Fund	6,046,606
Vanguard Target Retirement 2045 FD	Mutual Fund	4,343,613
Vanguard Target Retirement FD	Mutual Fund	3,703,263
Vanguard Inflat-Prot Secs Instl FD	Mutual Fund	3,694,793
Artisan International FD	Mutual Fund	3,098,091
Vanguard Target Retirement 2040 FD	Mutual Fund	2,875,293
Vanguard Target Retirement 2010 FD	Mutual Fund	2,666,278
Vanguard Target Retirement 2055 FD	Mutual Fund	894,058
Vanguard Target Retirement 2050 FD	Mutual Fund	887,535
Vanguard Target Retirement 2060 FD	Mutual Fund	148,573
Notes Receivable (Interest rates ranging from 3.25% to 9.50%, maturing through 09/15/2025)*	Notes Receivable	6,898,765
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$381,117,430

*Represents a party-in-interest

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART OV QUESTIONS 4a-
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31. 2013

Question 4a "Did the employer fail to transmit to the plan any participant contributions with the time period described in 29 CFR 2510.3-102," was answered "yes".

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-interest	Description of Transactions	Amount
Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 18, 2013 contribution was deposited on June 12, 2014.	$151

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The April 30, 2013 contribution was deposited on June 12, 2014.	$27

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 27, 2014	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Charles A. Hinrichs
Charles A. Hinrichs Vice President, Chief Financial Officer

EXHIBIT INDEX
REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2013

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm